 Exhibit 99.4

Schedule III

The following table sets forth all unreported transactions with respect to common stock effected by or on behalf of the Reporting Persons.  All of their transactions were effectuated for cash.

COMMON STOCK
TRADE DATE	BUY/SELL	QUANTITY	PRICE	EXECUTION
04/24/2012	B	425	$13.94	OTC
04/24/2012	B	300	$13.95	OTC
04/24/2012	S	300	$13.95	NYSE
04/24/2012	S	425	$13.94	NYSE